

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

April 16, 2014

<u>Via E-Mail</u>
Mr. Maurice M. Taylor Jr.
Chairman and Chief Executive Officer
Titan International, Inc.
2701 Spruce Street
Quincy, IL 62301

> **Re: Titan International, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 24, 2014**
> **File No. 333-194761**

Dear Mr. Taylor:

We have limited our review of your registration statement to those issues that we have addressed in our comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Provide in a letter on the letterhead of Titan International, Inc. signed by an officer before the registration statement's effectiveness the statements and representations for the exchange offer specified in our no action letters to Exxon Capital Holdings Corp., April 13, 1988; Morgan Stanley & Co. Inc., June 5, 1991; and Shearman & Sterling, July 2, 1993.

2. Provide written confirmation that the exchange offer will be open for a full 20 business days to ensure compliance with Rule 14e-1(a) under the Exchange Act. It appears from disclosure on the prospectus' outside front cover page and throughout the registration statement that the exchange offer could be open for less than the required 20 business days because the

exchange offer expires at 5:00 p.m. instead of midnight on what may be the twentieth business day after it begins. See Q&A 8 in Release No. 34-16623.

Incorporation by Reference and Additional Information, page 1

3. We note that you have not incorporated by reference several Forms 8-K filed since the end of the fiscal year covered by your 2013 Form 10-K. Please see Item 11(a)(2) of Form S-4, and revise.

Forward-Looking Statements, page 2

4. Since the exchange offering is a tender offer, you are ineligible to rely on the safe harbor provision. See Section 27(A)(b)(2)(C) of the Securities Act. Delete the phrase "In connection with the 'safe harbor' provisions of the Private Securities Litigation Reform Act of 1995." Alternatively, revise the disclosure to make clear that you are ineligible to rely on the safe harbor.

Expiration, Extension and Amendment, page 33

5. You reserve the right "to delay accepting any Outstanding Notes." Disclose in what circumstances you will delay acceptance, and confirm that any delay will be consistent with Rule 14e-1(c) under the Exchange Act. For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

6. You reserve the right "to extend the exchange offer." Disclose that you will make a public announcement of any extension of the exchange offer no later than 9:00 a.m. Eastern time on the next business day after the scheduled expiration date as required by Rule 14e-1(d) under the Exchange Act. Additionally, advise us how oral notice of any extension is reasonably calculated to reach holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d) under the Exchange Act.

7. Confirm that you will disclose the approximate number of notes tendered to date with your public announcement of an extension as required by Rule 14e-1(d) under the Exchange Act.

Conditions to the Exchange Offer, page 33

8. We note your statement in the subsection entitled "General conditions" that you may terminate the offer before acceptance of the outstanding notes if any of the listed conditions has occurred. Please note that all offer conditions, except those related to government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or

before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise your language accordingly.

9. We note the statement "A failure on our part to exercise any of the above rights will not constitute a waiver of that right, and that right will be considered an ongoing right which we may assert at any time and from time to time." You may not waive implicitly an exchange offer condition by failing to assert it. If you decide to waive an exchange offer condition, you must announce expressly the decision in a manner reasonably calculated to inform noteholders of the waiver. Please revise.

10. We note that you may determine in your "sole discretion" whether any of the general conditions to the exchange offer have occurred. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

Procedures for Tendering, page 34

11. You reserve the right "to waive any defect, irregularities or conditions of tender as to any particular Outstanding Notes." Revise to indicate that if you waive any condition of the exchange offer, you will waive the condition for all outstanding notes.

When We Will Issue Exchange Notes, page 35; Return of Outstanding Notes Not Accepted or Exchanged, page 35

12. Please clarify in each of these sections that you will issue new notes or return any outstanding notes not accepted for exchange "promptly" after expiration or termination of the exchange offer as required by Rule 14e-1(c). It is not sufficient to state that you will do so "as promptly as practicable."

Note Guarantees, page 41

13. We note the disclosure here and elsewhere that the note guarantee of a guarantor will be automatically released when the guarantor ceases to own any interest in the collateral. Provide us your analysis why this should be considered a release under customary circumstances in reliance on Rule 3-10 of Regulation S-X and why it is appropriate for you to characterize the subsidiary guarantees as full and unconditional.

Certain United States Federal Tax Considerations, page 84

14. Revise this section's heading and first sentence to remove the word "certain" because the word "certain" may suggest that you have not included disclosure of all material U.S. federal

tax considerations. Similarly, revise the last paragraph under "Consequences of Tendering Outstanding Notes."

Consequences of Tendering Outstanding Notes, page 84

15. Revise the disclosure to provide "will not," "will have," and "will be" conclusions rather than "should not," "should have," and "should be" conclusions on the U.S. federal income tax consequences of the exchange offer. We note disclosure on the prospectus' outside front cover page and elsewhere that the exchange offer "will not" be a taxable event for U.S. federal income tax purposes.

16. Delete the disclaimer that the discussion is "for general information only." This language may suggest that you do not have full responsibility under the federal securities laws for the discussion.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information that the Securities Act and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at 202-551-3728 or me at (202) 551-3765.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: <u>Via E-Mail</u>
Barbara A. Bowman, Esq.
Bowman PLC
201 West Big Beaver Road, Suite 500
Troy, MI 48084